

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

For March 1, 2002

Pan American Silver Corp.
1500 - 625 Howe Street
Vancouver, B.C.
V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___ Form 40-F_X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X__

Documents Included as Part of this Report

No.	Document
1.	Material Change Report under Section 85(1) of the *Securities Act* (British Columbia) dated March 1, 2002.
2.	Press release dated February 27, 2002

Document 1





This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (British Columbia)
And similar provisions of other applicable legislation

ITEM 1. *REPORTING ISSUER*

Pan American Silver Corp. (the "**Company**")
1500 – 625 Howe Street
Vancouver, BC V6E 2T6

ITEM 2. *DATE OF MATERIAL CHANGE*

February 27, 2002

ITEM 3. *PRESS RELEASE*

A press release was issued by the Company on February 27, 2002 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4. *SUMMARY OF MATERIAL CHANGE*

The Company announced that it has entered into an agreement to sell approximately US$14.4 million of its common shares to a syndicate of underwriters, for resale in the United States and Canada (the "Underwriting Agreement"). The Company will issue 3.0 million shares at a price of US$4.80 per share. In addition, the Company has granted an option to the underwriters to increase the offering size by up to 15 percent (up to 450,000 shares) at US$4.80 per share, exercisable at any time up to 24 hours prior to closing or 72 hours prior to closing if the closing occurs on a Monday. The closing is currently expected to occur on March 11, 2002.

ITEM 5. *FULL DESCRIPTION OF MATERIAL CHANGE*

The Company today announced that it has entered into an agreement to sell approximately US$14.4 million of the Company's shares to a syndicate of underwriters, for resale in the United States and Canada (the "Underwriting Agreement"). The Company will issue 3.0 million shares at a price of US$4.80 per share. In addition, the Company has granted an option to the underwriters to increase the offering size by up to 15 percent (up to 450,000 shares) at US$4.80 per share, exercisable at any time up to US$4.80 per share, exercisable at any time up to 24 hours prior to closing or 72 hours prior to closing if the closing occurs on a Monday. The closing is currently expected to occur on March 11, 2002. The offering follows the acceptance on February 20, 2002 of the Company's final short form base shelf prospectus by securities regulatory authorities in British Columbia, Alberta, Manitoba, and Ontario, and a registration statement by the US. Securities and Exchange Commission pursuant to the multi-jurisdiction disclosure system.

CIBC World Markets Inc. is acting as the lead underwriter for this offering, with *syndication to National Bank Financial and Canaccord Capital Corp.*

ITEM 6. ***RELIANCE ON SECTION 85(2) OF THE ACT***

This report is not being filed on a confidential basis.

ITEM 7. ***OMITTED INFORMATION***

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. ***SENIOR OFFICERS***

For Further information, please contact:

Name: Gordon Jang
Office: Controller and Corporate Secretary
Telephone: (604) 684-1175

ITEM 9. ***STATEMENT OF SENIOR OFFICER***

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 1st day of March, 2002.

(signed) Gordon Jang
Signature of a senior officer of the reporting issuer

Gordon Jang, Controller and Corporate Secretary

Document 2



Pan American
SILVER CORP.



NEWS RELEASE

February 27, 2002

PAN AMERICAN SILVER CORP. TO RAISE US$14.4 MILLION IN PUBLIC OFFERING OF COMMON SHARES

Vancouver, British Columbia ...... Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) today announced that it has entered into an agreement to sell approximately US$14.4 million of Pan American's common shares to a syndicate of underwriters, for resale in the United States and Canada. The Company will issue 3.0 million shares at a price of US$4.80 per share. In addition, Pan American has granted an option to the underwriters to increase the offering size by up to 15 percent (up to 450,000 shares) at US$4.80 per share, exercisable prior to closing, expected on March 11, 2002. The offering follows the acceptance on February 20, 2002 of Pan American's final short form base shelf prospectus by securities regulatory authorities in British Columbia, Alberta, Manitoba and Ontario, and a registration statement by the U.S. Securities and Exchange Commission pursuant to the multi-jurisdictional disclosure system.

CIBC World Markets Inc. is acting as the lead underwriter for this offering, with syndication to National Bank Financial and Canaccord Capital Corp. Further information or copies of the Canadian short form base shelf prospectus and the U.S. base shelf prospectus related to the offering may be obtained from CIBC World Markets Inc., Investment Banking, 161 Bay Street, Toronto, Ontario, M5J 2S8, or by contacting Gord Chan at Canaccord Capital (phone 604-643-7054). This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any state, province or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state, province or jurisdiction.

Pan American is a leading primary silver producer currently operating three wholly owned silver mines – Quiruvilca and Huaron in Peru, and La Colorada in Mexico. Pan American's silver output in 2001 was 6.9 million ounces, up 90 percent from 2000. Pan American estimates that silver production will be 9.2 million ounces in 2002, and 11.8 million ounces in 2003 after the planned expansion of the La Colorada silver mine.

-End-

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this *report to be signed on its behalf by the undersigned, thereunto duly authorized.*

PAN AMERICAN SILVER CORP.

Date: March 1, 2002

By: 

Gordon Jang,
Controller,
and Corporate Secretary